Certificate of Qualified Person

As the author of the report entitled “The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa. (23°22’01” south latitude and 28°49’42” east longitude) " dated effective February 14, 2014 ‘ (the “Report”), I hereby state:-

1.	My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining Pty. Ltd. of 604 Kudu Avenue, Allen’s Nek 1737, Gauteng, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.).

3.

I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute. I also hold a Bachelor of Commerce degree (1993) from the University of South Africa and a Masters in Engineering (2011) from The University of the Witwatersrand.

4.

I have practiced my profession continuously since 1985. I have over 5 years of relevant experience having completed mineral resource estimations on various properties located on the Bushveld Complex hosting Magmatic Layered Intrusive style mineralization.

5.	I am a “qualified person” as that term is defined in and for the purposes of the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.	I have performed consulting services and reviewed files and data supplied by Platinum Group Metals Ltd between April 2012 and September 2013.

7.	I have visited the Waterberg Platinum Project for personal inspection on April 16-18 2012, August 16-18 2012, August 21-22 2012, January 13-15 2013 and 24 July 2013.

8.	I prepared or assisted in preparing sections 1, 2, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 of this Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd pursuant to section 1.5 of the Instrument.

11.	I have read the National Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the Mineral Properties of Platinum Group Metals Ltd, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd or any associate or affiliate of such company.

13.	I have not been involved in any capacity on the Waterberg Platinum Project prior to April 2012 after which time I prepared an independent mineral resource estimate on the Waterberg Platinum Project.

14.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on 13 March 2014

[signed] Kenneth Lomberg
Kenneth Lomberg B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat.
Senior Principal